SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  January 23, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated January 23, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   January 23, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – January 23, 2012

Tanzanian Royalty Reports More Positive Results From Phase 2 Drilling Program

in Footwall Zone on Eastern Porphyry Prospect at  Buckreef Project

Tanzanian Royalty Exploration Corporation is pleased to announce the receipt of further positive assay results from the ongoing Reverse Circulation (RC) drilling program in the Footwall Zone at the Company's Buckreef Project in the Lake Victoria Goldfields of Tanzania.

The latest results include values that are among the best reported to date by any operator at Buckreef, notes Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania). Drill-hole BMRC512 returned 3.0m averaging 1.29 g/t gold from 38m; BMRC523 included 6.0m averaging 2.67g/t from 13m; BMRC536 returned 5.0m averaging 2.62g/t from 60m; BMRC537 returned 6.0m averaging 4.87g/t from 76m while BMRC538 returned 6.0m averaging 1.63g/t from 37m. True widths are estimated to be 60% of the apparent widths. The RC drilling program has so far seen the completion of 29 RC holes aggregating 1,183metres.

The Main mineralized shear zone at Buckreef includes the Buckreef Main Zone, Buckreef North Zone and Buckreef South Zone which are constrained between two cross-cutting faults. Buckreef Footwall and Hanging wall zones are developed on either side of the Buckreef Main Zone as fault splays from the main Buckreef fault shear zone. These splays were probably developed during the reactivation of the main Buckreef northeast shear. The near surface intercepts on the Hanging wall and Footwall zones are developed in the oxide zone and within quartz-carbonate-pyrite altered zones of basaltic and dolerite rock units. These particular units offer the best opportunity to increase the size of the proposed open pit at Buckreef.

The Footwall Zone is located 50-100m in the immediate vicinity of the Buckreef Main zone while the Hanging wall Zone is located approximately 75m in the Hanging wall of the Buckreef Main zone. As part of the ongoing resource definition drilling program at Buckreef, the Company commenced a Phase 2 RC drilling program on the Buckreef Main Zone and its northern strike extension to verify previous drilling results and establish the strike and down-dip continuity of mineralization identified in previous drilling.

"The latest results would seem to confirm our initial expectations about the potential in these areas," says Jim Sinclair, President and CEO. “However, the deep-seated higher grade potential we are also seeing has proved even more intriguing,” he notes.  “This is reminiscent of my early experience when I was Chairman of the Company that owned the Bulyanhulu gold mine."

According to Sinclair, "Gold deposits in these type greenstone belts run deep and we intend to test this hypothesis at Buckreef in the coming months."

The Buckreef Project consists of four prospects including the dormant historic Buckreef Gold Mine at the western limit of the project area, the Tembo and Bingwa prospects, and the Buziba prospect 20km to the east.  The Company has been conducting resource definition exploration drilling in the immediate vicinity of the Buckreef Main deposit where at least three additional prospective shears (Eastern Porphyry, Buckreef Footwall and Buckreef Hanging-wall) were identified based on previous historical drilling by IAMGOLD. None of these results were released into the public record.

Down-the–hole lithological sequences comprise a series of mafic basaltic rock units alternating with dolerite and a series of narrow felsic porphyry units with pronounced shearing and alterations of the mafic packages at the contacts with the felsic porphyry units. Mineralization is localized within the sheared, quartz-carbonate-pyrite altered zones, preferably associated with the dolerite/felsic porphyry units and in thin quartz veins within the sheared and altered felsic porphyry.

Analysis

Samples from RC and diamond drill-holes were submitted to SGS Lab in Mwanza for 50g fire assay (FA) with AAS finish (0.01ppm LLD). Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The average percentage of recovery core is 95%.  The planning, execution and monitoring of quality control programs at the Buckreef Gold project are under the supervision of Messrs. Charles Mnguto and Phillip Kaniki who are both registered Professional Geologists. Charles is the Head of Geology while Phillip is the Geology Resource Manager for the Company.

Qualified Person

The Company's Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the General Manager (Exploration & Admin) of Tanzanian Royalty Exploration Corporation Limited. He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.